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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                              (Amendment No. ____)*

                             BEAZER HOMES USA, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                $.01 Common Stock
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                         (Title of Class of Securities)

                                    07556Q105
                             ----------------------
                                 (CUSIP Number)

      Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 4 pages

--------------------                                         -------------------
CUSIP NO. 07556Q105                   13G                      Page 2 of 4 Pages
--------------------                                         -------------------

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     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

         Greenhaven Associates, Inc.
         Tax ID #13-3436799
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     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                            (a)  [_]
                                                            (b)  [X]
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     3   SEC USE ONLY
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     4   CITIZENSHIP OR PLACE OF ORGANIZATION

         Westchester County, New York, U.S.A.
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                        5    SOLE VOTING POWER
                                   126,900
                       ---------------------------------------------------------
    NUMBER OF           6    SHARED VOTING POWER
     SHARES                        0
  BENEFICIALLY         ---------------------------------------------------------
  OWNED BY EACH         7    SOLE DISPOSITIVE POWER
    REPORTING                      126,900
   PERSON WITH         ---------------------------------------------------------
                        8    SHARED DISPOSITIVE POWER
                                   312,037
--------------------------------------------------------------------------------
     9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   438,937
--------------------------------------------------------------------------------
     10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                   [_]
--------------------------------------------------------------------------------
     11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                   5.28%
--------------------------------------------------------------------------------
     12  TYPE OF REPORTING PERSON*

                                   1A
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 2 of 4 pages

Greenhaven Associates, Inc.

Item 1.   (a)  Beazer Homes USA, Inc.

          (b)  5775 Peachtree Dunwoody Road
               Suite B-200
               Atlanta, GA 30342

Item 2.   (a)  Greenhaven Associates, Inc.

          (b)  Three Manhattanville Road
               Purchase, New York 10577

          (c)  United States

          (d)  Common Shares

          (e)  CUSIP # 07556Q105

Item 3.   (e)  Investment Adviser registered under Section 203 of the
               Investment Advisers Act of 1940

Item 4.   (a)  438,937

          (b)  5.28%

          (c)  (I)    126,900
               (II)      0
               (III)  126,900
               (IV)   438,937

Item 5.   Not Applicable

Item 6. Greenhaven Associates, Inc. (Greenhaven) has investment discretion with respect to the securities to which this statement relates. Greenhaven has sole power to vote to the extent of 126,900 shares. Clients of Greenhaven are the direct owners of all other shares reported as beneficially owned. Such clients have the sole right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of such securities. No such client has an interest that relates to more than 5% of the shares.

Item 7.   Not Applicable

Item 8.   Not Applicable

Item 9.   Not Applicable


                                Page 3 of 4 pages

     (c)  Number of shares as to which such person has:

          (i)  sole power to vote or direct the vote
         (ii)  shared power to vote or to direct the vote
        (iii)  sole power to dispose or to direct the disposition of
         (iv)  shared power to dispose or to direct the disposition of

Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Instruction: Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

      If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

Item 8. Identification and Classification of Members of the Group.

      If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

Item 9. Notice of Dissolution of Group.

      Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10. Certification.

      The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                      May 1, 2000
                                          --------------------------------------
                                                          Date

                                          /s/ Edgar Wachenheim III
                                          --------------------------------------
                                                        Signature

                                          Edgar Wachenheim III, Chairman and CEO
                                          --------------------------------------
                                                        Name/Title

                                Page 4 of 4 pages